Snow Lake Initiates Phase 2 Drill Program at Engo Valley

Winnipeg, Manitoba, Canada, February 26, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (NASDAQ: LITM) ("Snow Lake"), a uranium exploration and development company, announces the initiation of the Phase 2 drill program at the Engo Valley Uranium Project ("Engo Valley") in Namibia.

Highlights

  Phase 2 drill program is planned to consist of up to 7,500 meters of a combination of reverse circulation and diamond drilling, and is designed to provide a drill database sufficient to calculate a maiden mineral resource estimate in accordance with SK-1300
  Focus of the Phase 2 drill program will be on the Main Uranium Occurrence ("MUO") and the D1 ("D1") target, where historical uranium mineralization was confirmed by the Phase 1 drill program completed by Snow Lake in late 2024
  Additional reverse circulation and diamond drilling will also be undertaken on a number of highly prospective targets in the north and south parts of the project area, previously identified by the radon cup survey in 2024
  As global energy policies continue to gravitate towards nuclear energy, attention continues to focus on the coming supply deficit in global uranium production

CEO Remarks:

"We are pleased to have initiated an expansive Phase 2 drill program at Engo Valley," said Frank Wheatley, CEO of Snow Lake.  "We have high expectations for this program to provide us with the data set necessary to calculate a maiden mineral resource estimate during the second half of 2025.  Given the global focus on nuclear energy, and in particular the new United States administration's policies regarding advanced nuclear technology, global demand for uranium will continue to increase in the coming decade, and we anticipate to be able to demonstrate that Engo Valley has the potential to contribute to meeting that demand."

Phase 2 Drill Program

The Phase 2 drill program ("Phase 2") is currently planned to consist of an aggregate of up to 7,500 meters of a combination of reverse circulation and diamond drill holes in a 200 meter by 100 meter in-fill grid pattern sufficient to allow the calculation of a maiden mineral resource estimate.  Phase 2 will be focused on the MUO and D1.  A number of drill holes will also be undertaken on some of the targets identified by the radon survey outside of the MOU and D1.  Downhole radiometrics will be conducted on each drill hole.

Phase 2 is currently scheduled to begin mobilization to site in mid-March 2025, and assuming drilling goes according to plan and downhole radiometrics and assay results are received in a timely fashion, the preparation of a maiden mineral resource estimate is targeted for completion during the second half of 2025.

Global Focus on Energy Security and Nuclear Energy

As global energy policies continue to embrace nuclear energy as a means to ensure energy security, and in particular the new United States administration's focus on energy independence and advanced nuclear technology, new sources of uranium will need to be developed to supply the global growth in nuclear energy.

Critical factors driving uranium demand, which in turn is driven by expansion of nuclear energy, over the next decade include:

  Shortfall of Primary Uranium Supply:  Current uranium supply will not meet forecasted uranium demand over the next decade.  New sources of primary uranium supply, including new uranium mines, will need to be developed to meet this demand
  Data Centers & Demand for Electricity:  Forecasts of global power demand from data centers will increase by 50% by 2027 and by as much as 165% by the end of the decade (compared 2023)1
  High-Density Data Centre Growth.  The explosion in generative artificial intelligence (AI) will require many high-density data centers as well as much more electricity to power them
  Big Tech & Data Centres.  All big technology companies, including Google, Microsoft, Amazon, Meta and Apple continue to build data centres, including high-density data centres, to support their AI ambitions
  Apple's Accelerated Investment in AI.  Apple will spend more than $500 billion in the United States over the next four years to expand its footprint in the United States, including expanding its data centre capacity2
  Big Tech & Nuclear Energy.  Google, Microsoft, Amazon and Meta are among the technology companies investing in nuclear energy to power their energy intensive businesses, including Amazon's $500 million investment in nuclear power3

1 Goldman Sachs - AI to drive 165% increase in data centre power demand by 2030 - February 4, 2025

2 Apple Newsroom - Press Release - February 24, 2025

3 CNBC - October 16, 2024

Namibia

Namibia is currently the world's third-largest producer of uranium, accounting for 11% of global production in 20224, from three currently operating uranium mines: Rossing, Husab and Langer Heinrich.  Two new uranium mines are currently in development: the Tumas Uranium Project by Deep Yellow Limited and the Etango Uranium Project by Bannerman Energy Ltd.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian mineral exploration company listed on NASDAQ: LITM, with a global portfolio of clean energy mineral projects comprised of three uranium projects and two hard rock lithium projects. The Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia, the Black Lake Uranium Project is an exploration stage project located in the Athabasca Basin, Saskatchewan, and the Buffalo Uranium Project is an exploration stage project in Wyoming, United States. The Shatford Lake Project is an exploration stage project located adjacent to the Tanco lithium, cesium and tantalum mine in Southern Manitoba, and the Snow Lake Lithium™ Project is an exploration stage project located in the Snow Lake region of Northern Manitoba. Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Forward-Looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-Looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-Looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

4 Fraser Institute.  GlobalData's Global Uranium Mining to 2026 Report.

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Frank Wheatley, CEO	Investors: ir@snowlakelithium.com	Twitter: www.twitter.com/SnowLakeEnergy

	Website: www.snowlakeenergy.com	LinkedIn: www.linkedin.com/company/snow-lake-energy